SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-1183

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The PepsiCo 401(k) Plan for Salaried Employees

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PepsiCo, Inc.

700 Anderson Hill Road

Purchase, New York 10577

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo 401(k) Plan for Salaried Employees:

We have audited the accompanying Statement of Net Assets Available for Benefits of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) as of December 31, 2004 and 2003, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG LLP

New York, New York

May 26, 2005

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Net Assets Available for Benefits

As of December 31, 2004 and 2003

(dollars in thousands)

	2004	2003
Assets
Investments, at fair value:
Plan interest in the PepsiCo Master Trust	$1,902,133	$1,759,332
Participant loans	30,189	29,347

Total investments	1,932,322	1,788,679
Contributions receivable	24	—

Net Assets Available for Benefits	$1,932,346	$1,788,679

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2004

(dollars in thousands)

Additions to Net Assets
Investment income from the PepsiCo Master Trust:
Net appreciation in fair value of investments	$ 165,807
Interest and dividends	28,682
Interest from participant loans	1,670

Net investment income	196,159

Contributions:
Participants	100,588
Employer	18,515

Total additions to net assets	315,262

Deductions from Net Assets
Distributions to participants	170,715
Dividends paid to participants	488
Administrative expenses	327

Total deductions from net assets	171,530

Net increase in net assets before transfers to other plan	143,732
Net transfers to other plan	(65)

Net increase in net assets	143,667
Net assets available for benefits at beginning of year	1,788,679

Net assets available for benefits at end of year	$1,932,346

See accompanying notes to financial statements.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

     Notes to Financial Statements

December 31, 2004 and 2003

Note 1 — Description of the Plan

The following brief description of The PepsiCo 401(k) Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan provides a program under which eligible salaried employees of PepsiCo, Inc. (the Company) may accumulate funds on a pre-tax basis for long-term retirement savings. All salaried employees classified as full time are immediately eligible after their first day of service. Part-time salaried employees who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan are not eligible to participate in this Plan. The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. In addition, the Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. These funds are intended to qualify as stock bonus plans under Internal Revenue Code Section 401(a) and employee stock ownership plans under Internal Revenue Code Section 4975(e)(7) and ERISA Section 407(d)(6). Both the ESOP and the profit-sharing portions of the Plan are intended to constitute a single plan under Treasury Regulation Section 1.414(l)-l(b)(1).

The Company maintains sponsorship of the Plan and has appointed the Senior Vice President and Treasurer as the Executive Pension Officer. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee. The PepsiCo Administration Committee has appointed Fidelity Management Trust Company as the trustee and Fidelity Institutional Retirement Services Company as the recordkeeper for the Plan. The trustee is responsible for the management and control of the Plan’s assets.

Contributions

Each year, participants are allowed to contribute up to 50% percent of their earnings, in whole percentage increments. Under the Internal Revenue Code, the maximum allowable pre-tax contribution for participants during 2004 was $13,000. However, the Internal Revenue Code limits contributions by highly compensated participants. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.

Participants who are expected to reach or are over the age of 50 during the Plan year and are making the maximum contribution are eligible to make an additional catch-up contribution. Under the Internal Revenue Code, the maximum allowable catch-up contribution was $3,000 for 2004.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Participants may elect to have their contributions invested in one or more investment options. Participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the Alliance Capital Security Plus Fund to the Fidelity BrokerageLink account. Such transfers must be invested into another investment election for a 90-day waiting period. Initial transfers from other investment options to the Fidelity BrokerageLink account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.

On April 5, 2004, the Company introduced a 50% matching contribution up to 8% of eligible pay based on years of service. The matching Company contribution is invested in the PepsiCo Common Stock Fund and participants are restricted from selling those shares invested in this fund for two years from the end of the year in which the match was made. Since participants are restricted from selling those shares, the investments are considered nonparticipant-directed. Refer to Note 5 for further information. Additionally, participants will be fully vested in those contributions after three years of service with the Company.

Investment Options

AIM Mid-Cap Core Stock Fund

This fund invests in stock of U.S. companies with market value between $300 million and $5 billion that is potentially undervalued or has strong growth prospects. The fund seeks long-term growth greater than the market average with lower volatility.

Alliance Capital Security Plus Fund

This fund consists of investments in insurance companies (guaranteed investment contracts with insurance companies), cash equivalents, U.S. Treasury bonds, corporate bonds, mortgage-backed securities and other fixed income investments. The guaranteed investment contracts preserve the value of the fund’s investments and are issued by highly rated banks, insurance companies and other financial institutions. The fund maintains an average credit rating from Standard & Poors or Moody’s of AA or better. The insurance contracts are stated at contract value (representing contributions made, plus earnings, less withdrawals and administrative expenses) which approximates fair value. There are no reserves against contract value for credit risk of the contract issuer. The yield for the total of all contracts averaged 4.86% for the year ended December 31, 2004 and 5.16% for the year ended December 31, 2003. The yields are based on returns agreed upon with the issuers.

Dodge & Cox Fixed Income Fund

This fund invests in high quality bonds and other fixed income securities, which include U.S. government obligations, corporate bonds, mortgage and asset-backed securities, and collateralized mortgage obligations. The fund seeks to provide fixed income and preservation of capital.

Fidelity Asset Allocation Funds

There are five Fidelity Freedom Funds that are actively managed based on a participant’s anticipated retirement date. Each fund invests in a combination of underlying Fidelity stock, bond and money market funds.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

•	Fidelity Freedom Income Fund,

•	Fidelity Freedom 2010,

•	Fidelity Freedom 2020,

•	Fidelity Freedom 2030, and

•	Fidelity Freedom 2040.

The Fidelity Freedom Income Fund is designed for participants who are close to retirement or retired and seeks to provide fixed income and preservation of capital. The Fidelity Freedom 2010, 2020, 2030 and 2040 funds’ asset allocation becomes more conservative as the target retirement date approaches.

Fidelity BrokerageLink

Fidelity BrokerageLink allows a participant to open a Fidelity brokerage account. Through this account, participants have access to global capital markets, such as publicly-traded stocks, corporate debt obligations, U.S. government agency bonds, U.S. Treasury bills, foreign debt securities, mortgage securities, certificates of deposit, commingled trust funds, partnership investments and mutual funds. A monthly investment service fee is charged to the account. This investment allows participants to directly manage their investments.

Fidelity Diversified International Index Fund

This fund invests at least 65% of total assets in foreign equity securities. This fund carries a short-term trading fee, which discourages short-term buying and selling and seeks long-term capital appreciation.

Fidelity Retirement Money Market Portfolio

This fund invests in high quality, short-term, U.S. dollar-denominated money market securities and repurchase agreements for those securities of domestic and foreign issuers. The fund invests more than 25% of its total assets in the financial services industry. The fund seeks to maintain a stable net asset value of $1 per share and to provide current income that is consistent with the preservation of capital and liquidity.

PepsiCo Common Stock Fund

This fund pools participants’ contributions to buy shares of PepsiCo common stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly dividends are used to purchase additional shares of PepsiCo common stock or, if elected, are paid to the participants.

PepsiCo ESOP Preferred Stock Fund

The PepsiCo ESOP Preferred Stock Fund is a frozen fund. No contributions or transfers may be made into this fund, but amounts may be transferred out daily. The fund primarily holds shares of PepsiCo preferred stock and holds a small amount of short-term investments to provide the fund with liquidity to make distributions. The fund is an employee stock ownership plan and participants are paid quarterly cash dividends. The quarterly cash dividends are used to purchase additional shares of PepsiCo common stock or, if elected, are paid to the participants.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Royce Low-Priced Stock Fund

This fund invests primarily in stock of U.S. companies with a share price at or below $20. The fund seeks capital appreciation over a three-year horizon.

Vanguard Large Cap Equity Index Fund

This fund invests in stocks of companies included in the S&P 500 Index representing the performance of U.S. companies each with market value of approximately $25 billion. The fund also holds short-term investments to provide liquidity and seeks to achieve a total return similar to the S&P 500 Index.

Vanguard Total Stock Market Index Fund

This fund invests in stocks of companies included in the Wilshire 5000 Index representing the performance of small, medium and large companies across all U.S. industries. The fund seeks to approximate the composition and total return of the Wilshire 5000 Index.

Participant Accounts

Each participant account is credited with participant contributions, as well as, allocations of the Company’s contributions and fund earnings or losses. As noted, certain participant investment accounts are charged with short-term trading and/or monthly investment service fees.

Vesting

Participants are immediately vested in their contributions and fund earnings or losses. Participants are fully vested in the Company’s contributions after three years of service. Forfeited non-vested accounts totaling $31,561 at December 31, 2004 can be used to reduce future employer contributions or plan administrative expenses.

Participant Loans

Participants who have $2,000 or more in the Plan may borrow from the total of their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50 percent of their vested balance. Participants are allowed to have two loans outstanding and only one of these loans can be related to the purchase of a principal residence. Further, certain employees who had three loans outstanding from The Quaker 401(k) Plan for Salaried Employees are allowed to maintain the third loan until it is paid off. The loans are funded from the participant’s account, reducing the account balance by the loan amount. Loan terms range from one to five years for personal loans and up to fifteen years for loans related to the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 4,708 loans outstanding at December 31, 2004 with an average interest rate of 5.3% and with maturities through 2019.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Distributions

Participants may elect to receive a distribution upon hardship, termination, retirement, disability or after the age of 59 ½. Hardship distributions are allowed for purchasing a primary residence, financing the higher education of the participant or the participant’s family member, paying unreimbursed medical bills or alleviating other financial hardships. Upon termination or retirement, participants may elect to start receiving benefits or rollover their account balances into another qualified plan. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate.

If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions, fund earnings and losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions $5,000 or less must be made in a lump sum.

Termination

Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Internal Revenue Code. In the event that the Plan is terminated, the PepsiCo Administration Committee can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Tabular dollars are in thousands.

Investment Valuation and Income Recognition

The Plan retains an interest in the PepsiCo Long Term Savings Master Trust (PepsiCo Master Trust) which holds investments in the funds described in Note 1.

With the exception of the Alliance Capital Security Plus Fund, cash and cash equivalents and loan funds, the investment in each fund is valued in units by the fund manager based on quoted market values of net assets held by the fund. Investment contracts in the Alliance Capital Security Plus Fund are valued in units and stated at contract value, which approximates fair value. Money market funds in the Alliance Capital Security Plus Fund and cash and cash equivalents are recorded at cost, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Purchases and sales of securities are recognized on the transaction date. Interest income is recorded as earned and dividend income is recorded as of the record date.

Payment of Benefits

In accordance with guidance issued by the American Institute of Certified Public Accountants, the Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment may result in a difference between the Plan’s Form 5500 and the accompanying financial statements. For the years ended December 31, 2004 and 2003, there were no such differences.

Note 3 — Plan Interest in Master Trust

The Plan’s investments are combined with other PepsiCo sponsored 401(k) savings plans’ investments in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating savings plan has an undivided interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual savings plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment fund within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was 72% at December 31, 2004 and 74% at December 31, 2003.

PepsiCo Master Trust

	December 31, 2004	December 31, 2003
Investments, at fair value:
Cash and cash equivalents	$ 27,685	$ 32,430
PepsiCo common and preferred stock	1,068,527	1,102,409
Common and preferred stock	59,448	57,080
Mutual funds	625,278	768,354
Government securities	520	29,542
Corporate bonds	176	170,886
Investments in insurance companies	369,537	—
Commingled trust funds (indexed funds)	485,702	103,098
Partnership investments	79	—
Mortgages	—	122,440

	$2,636,952	$2,386,239

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Year ended December 31, 2004
Investment income:
Net appreciation (depreciation) in fair value of investments:
PepsiCo common and preferred stock	$126,806
Common and preferred stock	1,530
Mutual funds	39,005
Government securities	9
Corporate bonds	(2)
Investments in insurance companies	17,441
Commingled trust funds (indexed funds)	43,569
Partnership investments	29

228,387
Interest and dividends	38,628

Net investment income	$267,015

Note 4 — Net Transfers to Other Plan

Certain participants transferred assets out of the Plan to another Company sponsored qualified plan as follows:

Year ended December 31, 2004
Net assets transferred to The PepsiCo 401(k) Plan for Hourly Employees	$(65)

Net transfers to other plan	$(65)

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

Note 5 — Nonparticipant–Directed Investments

Net assets relating to nonparticipant-directed investments were $18,288,375 at December 31, 2004 and the components of changes in net assets were as follows:

Year ended December 31, 2004
Investment income from the PepsiCo Master Trust	$ 221
Interest on participant loans	2
Employer contributions	18,515
Distributions to participants	(250)
Net transfers to participant loan fund	(155)
Net transfers to The PepsiCo 401(k) Plan for Hourly Employees	(39)
Administrative expenses	(6)

Nonparticipant-directed investments	$18,288

Note 6 — Administrative Expenses

The Company pays most of the usual and reasonable expenses of the Plan and the Plan administrator. Any expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. Expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances.

Note 7 — Risks and Uncertainties

The Plan provides for investment options in various funds, which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements.

Note 8 — Tax Status

The Plan’s latest determination letter, in which the IRS stated that the Plan was in compliance, is dated February 14, 2005. The PepsiCo Administration Committee believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

Note 9 — Related Party Transactions

Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in

THE PEPSICO 401(K) PLAN FOR SALARIED EMPLOYEES

Notes to Financial Statements

December 31, 2004 and 2003

shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The Plan had 11,392,987 shares of the Company’s stock valued at $594,713,943 at December 31, 2004 and 13,665,705 shares of the Company’s common stock valued at $637,095,148 at December 31, 2003. The Plan also had 434,342 shares of the Company’s preferred stock valued at $113,037,390 at December 31, 2004 and 544,110 shares of the Company’s preferred stock valued at $125,880,807 at December 31, 2003 in the PepsiCo Master Trust. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2004

(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Participant Loans*	Participant loan fund (4,708 loans outstanding with an average rate of interest of 5.3%)	$—	$30,189

*	Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 26, 2005	THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

/s/ Lionel L. Nowell, III
Lionel L. Nowell, III,
Senior Vice President and Treasurer & Executive Pension Officer

THE PEPSICO 401(k) PLAN FOR SALARIED EMPLOYEES

December 31, 2004 and 2003

Index to Exhibit

EXHIBIT NUMBER

23.1	KPMG Consent of Independent Registered Public Accounting Firm